UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

Commission File Number 333-99189

Intelsat, Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Dundonald House
14 Dundonald Street West
Hamilton HM 09, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [x]
Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [x]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     References in this report to “we”, “us” and “our” refer to Intelsat, Ltd. and, unless the context requires otherwise, to its wholly owned subsidiaries. Intelsat, Ltd. is a limited liability company incorporated under the laws of Bermuda.

Purchase of Space Systems/Loral Satellite Performance Incentive Payments

     On June 26, 2003, our Intelsat LLC subsidiary entered into amendments to its satellite construction agreements with Space Systems/Loral, referred to as SS/L, pursuant to which we extinguished a portion of our liability to SS/L to make satellite performance incentive payments for the Intelsat VII/VIIA and IX series satellites manufactured by SS/L in exchange for a total cash payment of $60.0 million. This payment was made on June 30, 2003. Our obligation to pay to SS/L the portions of these incentive payments that are payable by SS/L to its subcontractors has not been extinguished, and we continue to be required to make payments as due with respect to the subcontractor portions of the incentive payments. We have agreed to pay directly to Alcatel Space Industries S.A. the subcontractor payments originally due to it from SS/L but will make other subcontractor payments as due to SS/L. In connection with our $60.0 million cash payment to SS/L, we have reduced our performance incentive liability to SS/L by $95.0 million, which does not include the subcontractor portions of the incentive payments that we will continue to pay as due.

     The amendments provide for SS/L to remain liable under our satellite construction agreements with SS/L for amounts that may become due in connection with SS/L’s failure to provide satellite anomaly support as requested by us or in connection with other specified matters. As security for SS/L’s obligation to pay any such amounts that become due, $5.0 million of the $60.0 million cash payment is being held in escrow, and SS/L is obligated to maintain a minimum balance of $5.0 million in the escrow account until the orbital design lives of all of the Intelsat VII/VIIA and IX series satellites have ended. Other than with respect to the specified situations in which SS/L remains liable, we have no further financial recourse to SS/L under the terms of our satellite construction agreements.

     At the time that we made the $60.0 million cash payment to SS/L, we recorded a $95.0 million reduction in our total satellite performance incentive payment liability, a $36.4 million net reduction in the cost of our satellites and other property and equipment, and a $1.4 million reduction in accrued interest. The accounting treatment reflects the renegotiation of a contract pursuant to which a portion of our existing satellite performance incentive liability is extinguished, the portion of our satellite costs that is attributable to these performance incentives is written off, and the amount of our payment is treated as the renegotiated value of these performance incentives and capitalized as part of the cost of our satellites. With respect to the Intelsat VII/VIIA and IX series satellites, this transaction will have the effect of decreasing our depreciation expense by $36.4 million, with a corresponding increase in income before income taxes, over the lives of these satellites.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

By:	/s/ Joseph Corbett

Joseph Corbett
Executive Vice President and
Chief Financial Officer

Date: July 1, 2003